# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BioCardia, Inc., CIK 0000925741
CUSIP: 09060U606
Title of class of securities: Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 320 SOQUEL WAY, SUNNYVALE, California (CA), 94085
Date of event which requires filing of this statement: 04/23/2025
Filed by CIK 0001789894
Persons authorized to receive notices and communications: Peter Altman, BioCardia, Inc., 320 Soquel Way, Sunnyvale, California (CA), 94085, (650) 226-0120

## Reporting persons
- Blank Andrew Scott (CIK 0001789894): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 278,253; shared voting power 0; sole dispositive power 278,253; shared dispositive power 0; aggregate amount beneficially owned 278,253 (5.5% of the class)
  Comment: (1) Includes (i) 2,035 shares of the Issuer's common stock held by the Reporting Person, (ii) 273,734 shares of the Issuer's common stock held by Andy Blank Revocable Living Trust, of which the Reporting Person serves as trustee, and (iii) 2,484 shares of the Issuer's common stock subject to stock options held by the Reporting Person that are exercisable within 60 days of April 23, 2025.
  
  (2) Based on 5,094,439 shares of the Issuer's common stock outstanding as of April 23, 2025, which number is taken from disclosures made by the Issuer in its Registration Statement on Form S-3 filed on April 30, 2025, and assumes the exercise of the stock options and warrants of the Issuer, in each case that are exercisable within 60 days of April 23, 2025, beneficially owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.001 per share
Name of issuer: BioCardia, Inc.
Address of issuer's principal executive offices: 320 SOQUEL WAY, SUNNYVALE, California (CA), 94085
Comment: The securities to which this statement on Schedule 13D (this "Statement") relates are the common stock, par value $.001 per share (the "Common Stock"), of BioCardia, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 320 Soquel Way, Sunnyvale, California 94085.

## Item 2. Identity and Background
Name of person filing: This statement is filed by Andrew Scott Blank. Mr. Blank is referred to as the "Reporting Person."
Residence or business address: The business address of the Reporting Person is c/o BioCardia, Inc., 320 Soquel Way, Sunnyvale, California 94085.
Present principal occupation or employment: The Reporting Person is President of National Brands, Inc., trustee of the Andy Blank Revocable Living Trust (the "Trust") and the Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 30, 2024 the Company effected a 1-for-15 reverse stock split of its common stock. The share quantities and per share amounts reflected herein have been retroactively adjusted to reflect the reverse stock split.

On August 6, 2019, in connection with a public offering by the Issuer, the Trust purchased 7,777 units, with each unit consisting of one share of the Issuer's Common Stock and a warrant to purchase one share of the Issuer's Common Stock, at an offering price of $90.00 per unit. The source of funds by the Reporting Person was personal funds.

On June 19, 2020, in connection with a public offering by the Issuer, the Trust purchased 9,523 shares of the Issuer's Common Stock, at an offering price of $31.50 per share of Common Stock. The source of funds by the Reporting Person was personal funds.

On December 16, 2022, in connection with a public offering by the Issuer, the Trust purchased 9,921 shares of the Issuer's Common Stock, at an offering price of $25.20 per share of Common Stock. The source of funds by the Reporting Person was personal funds.

On June 23, 2023, in connection with a public offering by the Issuer, the Trust purchased 4,280 shares of the Issuer's Common Stock, at an offering price of $35.04 per share of Common Stock. The source of funds by the Reporting Person was personal funds.

On various dates, commencing May 8, 2021 through May 8, 2023, the Reporting Person was issued an aggregate of 2,035 shares of the Issuer's Common Stock in connection with the vesting and delivery of restricted stock units granted to the Reporting Person on various dates ranging from April 30, 2020 through March 31, 2021.

On September 3, 2024, in connection with a public offering by the Issuer, the Trust purchased 111,111 shares of the Issuer's Common Stock and accompanying warrants to purchase up to 111,111 shares of the Issuer's Common Stock, at an offering price of $3.00 per share of Common Stock and accompanying warrant. The source of funds by the Reporting Person was personal funds.

On April 23, 2025, in connection with a private placement by the Issuer (the "Private Placement"), the Trust purchased 131,233 shares of the Issuer's Common Stock (the "Private Placement Shares") and warrants to purchase 131,233 shares of the Issuer's Common Stock (the "Private Placement Warrants"), for a purchase price of $250,000 in the aggregate. The source of funds by the Reporting Person was personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person currently beneficially holds shares of Common Stock and warrants to purchase shares of Common Stock for investment purposes. Depending on various factors, including (without limitation) the Issuer's financial position and strategic direction, price levels of the Issuer's Common Stock, conditions in the securities markets, tax conditions, general economic and industry conditions, and any other factors that the Reporting Person may from time to time deem relevant, the Reporting Person may in the future change his current intentions with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Person may from time to time and at any time (i) acquire additional shares of Common Stock or other securities of the Issuer in the open market, through the exercise of stock options, through vesting of restricted stock units, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner or (ii) dispose of shares of Common Stock or other securities of the Issuer in the open market, through the exercise of stock options and sale of the underlying shares, through vesting of restricted stock units and sale of the underlying shares, through block trades, through privately negotiated transactions, or otherwise in any combination of the foregoing or in any other lawful manner.

Except as described in this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person is Chairman of the Issuer's Board of Directors and was appointed to the Issuer's Board of Directors on October 1, 2019 and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 278,253 shares of Common Stock, representing 5.5% of the outstanding Common Stock of the Issuer. Such percentage calculation is based on (i) 5,094,439 shares of Common Stock outstanding on April 23, 2025, which number is taken from disclosures made by the Issuer in its Form S-3, as filed with the Securities and Exchange Commission (the "SEC") on April 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The number of shares of Common Stock as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 278,253 (1)

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 278,253 (1)

(iv) Shared power to dispose or direct the disposition of: 0

(1) Includes (i) 2,035 shares of the Issuer's Common Stock held by the Reporting Person, (ii) 273,734 shares of the Issuer's Common Stock held by Andy Blank Revocable Living Trust, of which the Reporting Person serves as trustee, and (iii) 2,484 shares of the Issuer's Common Stock subject to stock options held by the Reporting Person that are exercisable within 60 days of April 23, 2025.
Transactions in the class effected during the past sixty days: Other than the purchase of stock and warrants in the Private Placement on April 23, 2025, as disclosed in Item 3, the Reporting Person has not effected any transactions in Common Stock of the Issuer during sixty (60) days prior to April 23, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person is party to the Issuer's Securities Purchase and Registration Rights Agreement, dated as of April 22, 2005 (the "Purchase Agreement"), which provides, among other things, that certain holders of the Issuer's capital stock, including the Reporting Person, be covered by a registration statement and receive certain registration rights with respect to the Shares and the Warrants. The Issuer filed a Form S-3 registration statement on April 30, 2025 pertaining to the Private Placement Shares and the Private Placement Warrants. The foregoing summary of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated by reference pursuant to Exhibit 99.1 to this Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Form of Securities Purchase and Registration Rights Agreement, dated as of April 22, 2025 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed April 23, 2025).
https://www.sec.gov/Archives/edgar/data/925741/000143774925012828/ex_806039.htm

## Signatures
- Blank Andrew Scott: /s/ Andrew Blank, Andrew Blank (05/22/2025)